[LETTERHEAD OF WINSTON & STRAWN LLP]
November 24, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation
Registration Statement on Form S-1
Ladies and Gentlemen:
     Reference is made to our opinion dated November 14, 2006 (the “Opinion”) filed as Exhibit 5.1 to the Registration Statement on Form S-1 (File No. 333-136521) of IPG Photonics Corporation. We hereby confirm that the reference and limitation to “the General Corporation Law of the State of Delaware” set forth in the Opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.
Very truly yours,
/s/ David A. Sakowitz
David A. Sakowitz